12010283

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-27519

SEC Mail Processing Section
FEB 24 2012
Washington DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
T. R. Winston & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
(No. and Street)

Bedminster	**New Jersey**	**07921**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr. **(908) 234-0300**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290	**Livingston**	**New Jersey**	**07039-1711**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

2/29/12

3/1/2012

AFFIRMATION

I, John W. Galuchie, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to T.R. Winston & Company, LLC as of December 31, 2011 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John W. Galuchie, Jr., President

Date: February 15, 2012

Sworn to and subscribed before me

this 15th day of February, 2012

PSheldon

Notary Public

PIPER S SHELDON
Notary Public
New Jersey
My Commission Expires July 13, 2016

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] Notes to Financial Statements
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [x] (m) A Copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' report on internal control.
- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated comodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T.R. WINSTON & COMPANY, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2011

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.R. Winston & Company, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 9, 2012

T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2011
ASSETS		
Cash and cash equivalents	$	765,111
Securities owned		1,639,357
Receivable from clearing broker		302,777
Fixed assets, net of accumulated depreciation of $11,331		7,436
Other		58,934
Total assets	$	2,773,615
LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet repurchased	$	6,865
Accounts payable		146,782
Accrued expenses		109,448
Subordinated note payable to member		1,000,000
Total liabilities		1,263,095
COMMITMENTS AND CONTINGENCIES		
Members' equity		1,510,520
Total liabilities and members' equity	$	2,773,615

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF OPERATIONS

		For the Year Ended December 31, 2011
Revenues:		
Brokerage commissions and fees	$	3,618,599
Principal transactions:		
Trading		(1,292,767)
Investing		86,006
Interest and dividends		127,375
Total revenues		2,539,213
Expenses:		
Commissions and related expenses		1,434,541
Employee compensation and benefits		1,087,751
General and administrative		217,564
Clearing fees and charges		778,780
Occupancy		397,697
Interest		41,579
Total expenses		3,957,912
Net loss	$	(1,418,699)

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

		Members' Equity
Balance at December 31, 2010	$	2,929,219
Net loss, year ended December 31, 2011		(1,418,699)
Contributions of capital by members		-
Withdrawals of capital by members		-
Balance at December 31, 2011	$	1,510,520

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

		For the Year Ended December 31, 2011
Cash flows from operating activities:		
Net loss	$	(1,418,699)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation and amortization		7,738
Changes in operating assets and liabilities:		
Change in net receivable from clearing broker		88,148
Change in other assets		(1,091)
Change in securities owned		457,643
Change in accounts payable and accrued expenses		(276)
Net cash used for operating activities		(866,537)
Cash flows from investing activities:		
Purchase of fixed assets		(3,052)
Cash flows from financing activities:		
Contributions of capital by members		-
Withdrawals of capital by members		-
Net cash provided by financing activities		-
Net decrease in cash and cash equivalents		(869,589)
Cash and cash equivalents at beginning of year		1,634,700
Cash and cash equivalents at end of year	$	765,111
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	41,579
Cash paid for state and local taxes	$	12,531

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

		Subordinated Note Payable to Member
Balance at December 31, 2010	$	1,000,000
Increase - Borrowings under subordinated loan agreement		-
Decrease - Repayment of borrowings		-
Balance at December 31, 2011	$	1,000,000

The accompanying notes are an integral part of these financial statements.

1. Business

The Company is a licensed securities broker-dealer in all states and the District of Columbia and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Summary of Significant Accounting Policies

Basis of Accounting:
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.

The Company records securities transactions and the related revenues and expenses on a trade date basis. The effect of all unsettled transactions at December 31, 2011 is accrued in the statement of financial condition.

Securities Owned:
The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements, as defined in accounting standards, consists of three hierarchical levels that directly relate to the amount of subjectivity associated with the determination of fair value:

Level 1 – Quoted prices are available in active markets for identical investments as of the measurement date.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date and fair value is determined through the use of models or other valuation methodologies.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into determination of fair value require significant management judgment or estimation.

The Company only uses "Level 1" inputs to value its securities which is the least subjective method.

Interest Income/Expense:
The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances at the clearing broker.

Fixed Assets:
The Company records all fixed assets, which consists predominantly of office furniture and equipment, at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives, generally two to seven years.

Income Taxes:
The Company was formed as a Delaware limited liability company during 2003 and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's members. For financial statement purposes, the Company utilizes recognition threshold and measurement principles of tax positions taken or expected to be taken on a tax return. Tax returns for the 2009 and forward years are subject to audit by federal and state jurisdictions. At December 31, 2011, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

Cash and Cash Equivalents:
The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

Management Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2011 through February __, 2012, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

3. Receivable from Clearing Broker

The Company conducts its business on a fully disclosed basis with one clearing broker on behalf of its customers and for its own proprietary accounts, pursuant to a clearance agreement. The Company is subject to credit risk should Pershing, LLC be unable to pay this balance or return the securities owned by the Company and held in custody by Pershing, LLC.

4. Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $1,943,394 which was $1,836,394 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

5. Commitments and Contingencies

Leases:
The Company leases its main office facilities under an eight-year lease agreement with an unrelated party expiring in August 2012. The Company leases its Los Angeles office space under an eight-year lease agreement with an unrelated party expiring in August 2014. The Company subleases part of both these premises to several subtenants on a monthly basis. Rental income under these sublease agreements in 2011 was approximately $69,000. Aggregate net rent expense for the year ended December 31, 2011 was approximately $290,000. The Company leases two additional office space locations under one year and two-year lease agreements. Future minimum rental requirements under the terms of all leases are:

Year	
2012	$ 311,000
2013	$ 220,000
2014	$ 147,000

6. Related Party Transactions

The Company reimburses Bedminster Management Corp. ("BMC") for the cost of certain group medical insurance and office supplies. BMC is owned one-third by the Company and two-thirds by unrelated entities that sublease office space in the Company's main office.

BMC was formed by the Company and these unrelated entities to share certain office and other expenses on a pro-rata basis. Such reimbursements were approximately $200,000 for the year ended December 31, 2011.

7. Securities Owned

Securities owned, which consisted entirely of proprietary trading securities positions held for resale to customers, consist of marketable equity securities. These securities are recorded at fair values that were available in active markets for identical investments ("Level 1") as of December 31, 2011 and are listed below by industry segment:

Oil and Gas Extraction	$ 647,325
Biological Products	410,873
Business Services	228,312
Printing and Publishing	191,815
Manufacturing	50,941
Miscellaneous Retail	41,875
Testing Laboratories	40,527
Other	27,689
	$ 1,639,357

Approximately $49,000 of securities owned consisted of companies that have a foreign domicile but are traded on U.S. markets.

8. Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

9. Subordinated Note Payable to Member

Effective May 1, 2010 the Company entered into a subordinated loan agreement for equity capital with its controlling member in the amount of $1,000,000, payable on April 30, 2013 and bearing interest at the rate of three percent per annum. Interest expense under this agreement aggregated $30,000 for the year ended December 31, 2011. This agreement has been accepted by FINRA and is considered a satisfactory subordination agreement pursuant to the provisions of Rule 15c3-1 under the Securities Exchange Act of 1934. The amounts payable under this agreement are subordinate to all claims of present and future creditors of the Company arising out of any matter occurring prior to April 30, 2013.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the financial statements of T.R. Winston & Company, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February 9, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 9, 2012

Schedule I

T. R. WINSTON & COMPANY, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2011

Net Capital		
Total members' equity from statement of financial condition	$	1,510,520
Add:		
Subordinated note payable to member		1,000,000
Subtract:		
Fixed assets, net		(7,436)
Other assets		(249,906)
Blockage deduction		(34,351)
Tentative net capital		2,218,827
Haircuts on securities owned		(212,105)
Undue concentration haircut		(63,328)
Net capital	$	1,943,394
Aggregate Indebtedness		
Accounts payable	$	146,782
Accrued expenses		109,448
Total aggregate indebtedness	$	256,230
Minimum net capital required [Pursuant to Rule 15c3-1(a)(4)]	$	107,000
Excess net capital	$	1,836,394
Net capital in excess of 120% of minimum requirement	$	1,814,994
Ratio of aggregate indebtedness to net capital		0.13

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2011.

****

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

In planning and performing our audit of the financial statements of T.R. Winston & Company, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 9, 2012

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by T.R. Winston & Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating T.R. Winston & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). T.R. Winston & Company's management is responsible for T.R. Winston & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; if any, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 9, 2012

T.R.WINSTON & COMPANY, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15C3-3

DECEMBER 31, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027519 FINRA DEC
T R WINSTON & COMPANY LLC 13*13
376 MAIN ST
BEDMINSTER NJ 07921-2591

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jeffrey L. Criswell 908-234-0300

2. A. General Assessment (item 2e from page 2) $9,682.58

B. Less payment made with SIPC-6 filed (exclude interest) (5,986.22)
7/28/11
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 3,696.36

E. Interest computed on late payment (see instruction E) for 154 days at 20% per annum 120.75

F. Total assessment balance and interest due (or overpayment carried forward) $3,817.11

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3,817.11

H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T R Winston & Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 30 day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2011 and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,539,213
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	1,799,194
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	59,688
Total additions	1,858,882
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	337,789
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	145,694
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 41,579	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	41,579
Total deductions	525,062
2d. SIPC Net Operating Revenues	$ 3,873,033
2e. General Assessment @ .0025	$ 9,682.58
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